UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 16, 2022, Castor Maritime Inc. (the “Company” or “Castor”) announced that its Board of Directors, consisting of its independent disinterested members (the “Board"), has decided, on the recommendation of a special committee of the Board, to effect a spin-off of its tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers (the “Spin-Off”). In the Spin-Off, Castor shareholders will receive two common shares of Toro Corp. (“Toro”), a newly formed subsidiary that will act as the holding company for the eight tanker vessels, for every five Castor common shares held at the close of business on December 6, 2022 (the “Record Date”). The distribution is expected to occur on or about December 15, 2022 (the “Distribution Date”).

In connection with and as part of the Spin-Off, the Board, based on the recommendation of the Special Committee, has approved, among other things, the contribution to Toro of Castor’s eight tanker-owning subsidiaries and Elektra Shipping Co. (the subsidiary formerly owning the M/T Wonder Arcturus, which was delivered to its new owners on July 15, 2022) in exchange for:
•	all of Toro’s issued and outstanding shares of common stock, par value $0.001 per share;
•
60,000 of our 1.00% Series A fixed rate cumulative perpetual preferred shares, with a cumulative preferred distribution accruing initially at a rate of 1.00% per annum on the stated amount of $1,000 per share; all of these shares will be retained by Castor after the Spin-Off; and

•
the issuance of 40,000 Series B preferred shares, each carrying 100,000 votes on all matters on which Toro shareholders are entitled to vote but no economic rights, to Pelagos Holdings Corp., a company controlled by Mr. Panagiotidis, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer against payment of their nominal value of $0.001 per Series B Preferred Share.

•
In connection with and with effect as of the completion of the Spin-Off, Toro will replace Castor as Guarantor under the $18.0 million senior secured credit facility entered into by two tanker-owning subsidiaries and the terms of such facility will be amended accordingly.

Mr. Panagiotidis has been appointed as Toro’s Chairman and Chief Executive Officer with effect as of completion of the Spin-Off.  The independent, disinterested members of each of Castor and Toro’s boards of directors have resolved to focus on the companies’ respective current lines of business with no expectancy that Mr. Panagiotidis will present each respective company with any opportunity in areas of business outside of their declared area of focus. This does not prevent Castor or Toro from pursuing opportunities outside of the dry bulk and tanker shipping businesses, respectively, if in the future their respective boards of directors determine to do so.

In accordance with the terms of the Company's outstanding warrants, effective immediately after the effective date of the Spin-Off, the exercise price of the warrants shall be decreased by the fair market value of the Toro common shares distributed to Castor shareholders.

Toro has applied to have its common shares listed on the Nasdaq Capital Market. The Spin-Off remains subject, among other things, to Toro’s registration statement on Form 20-F being declared effective and the approval of the listing of Toro’s common shares on the Nasdaq Capital Market.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. relating to the proposed Spin-Off.

On November 15, 2022, the Board approved an amendment to the terms of the Company’s Series B preferred shares to entitle the holders thereof to (i) receive preferred shares with at least substantially identical rights and preferences in the event of a future spin-off of a controlled company, (ii) participate in a liquidation, dissolution or winding up of Castor pari passu with Castor’s common shares up to the Series B preferred shares’ nominal value, (iii) have their voting power adjusted to maintain a substantially identical voting interest upon the occurrence of certain events, (iv) in a merger, consolidation or business combination involving the Company that has not been approved by them, retain substantially the same economic and voting rights in the Company or the surviving/resulting entity and (v) in a merger, consolidation or business combination involving the Company that has been approved by them, receive cash or property upon the consummation of such transaction only up to an amount equal to the par value of such holder’s shares. A copy of the Amended and Restated Statement of Designation of the Series B preferred shares is attached as Exhibit 99.2 to this report.

The information contained in this report on Form 6-K and Exhibits 99.1 and 99.2 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: November 16, 2022
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer